UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                   (Amendment No.   3    )*


                  Equitable of Iowa Companies
                       (Name of Issuer)


                         Common Stock
                (Title of Class of Securities)


                         294510-30-0
                        (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described on Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                            PAGE 1 OF 4 PAGES




CUSIP No. 294510-30-0              13G                   PAGE 2 OF 4 PAGES


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hans Frederik Edward Wachtmeister
        SS No. ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) / /

                                                         (b) / /


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION




                 5   SOLE VOTING POWER

  NUMBER OF             1,924,671
   SHARES
BENEFICIALLY     6   SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING
   PERSON        7   SOLE DISPOSITIVE POWER
    WITH
                        1,924,671

                 8   SHARED DISPOSITIVE POWER




 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,924,671


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.1%

12   TYPE OF REPORTING PERSON*

         IN

Item 1(a).        Name of Issuer
                  Equitable of Iowa Companies

Item 1(b).        Address of Issuer's Principal Executive Offices
                  604 Locust Street
                  Des Moines, IA  50309

Item 2(a).        Name of Person Filing
                  Hans Frederik Edward Wachtmeister

Item 2(b).        Address of Principal Business Office
                  10 Ordway Road
                  Wellesley, MA  02181

Item 2(c).        Citizenship
                  United States

Item 2(d).        Title of Class of Securities
                  Common Stock

Item 2(e).        CUSIP Number
                  294510-30-0

Item 3.           Not applicable

Item 4.           Ownership

                  (a)   Amount Beneficially Owned
                        1,924,671 Shares

                  (b)   Percent of Class
                        6.1%

                  (c)   Number of shares as to which such person has

                         (i)    sole power to vote or to direct the vote
                                All.

                         (ii)   shared power to vote or direct the vote
                                None.

                         (iii) sole power to dispose or to direct the disposition of
                                All.

                         (iv) shared power to dispose or to direct the disposition of
                                None.

Note: The ownership interests stated above reflects that I am Trustee of trusts for benefit of myself, children and spouse which trusts are owners of 600,000, 171,932 and 909,261 shares of Common Stock respectively. I am Custodian of 12,687 shares of Common Stock for benefit of my children. My children own directly 3,676 shares of Common Stock. My wife owns directly 144,945 shares of Common Stock.


                            Page 3 of 4 Pages


Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                  Not applicable

Item 9.           Notice of Dissolution of Group

                  Not applicable

Item 10.          Certification

                  Not applicable


                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       /s/ Hans F. E. Wachtmeister
                                       ___________________________
                                       Hans F. E. Wachtmeister

Date:  January  29, 1996


                              Page 4 of 4 Pages